

May 17, 2012

David W. Biegler
Chief Executive Officer
Southcross Energy Partners, L.P.
1700 Pacific Avenue
Suite 2900
Dallas, Texas 75201

> **Re:** **Southcross Energy Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed April 20, 2012**
> **File No. 333-180841**

Dear Mr. Biegler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your statement on the prospectus cover page that you are an emerging growth company. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

- o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please update your financial statements and the related financial information throughout your filing. Please see Rule 3-12 of Regulation S-X.

3. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

4. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing.

5. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal and tax opinions as well as the other exhibits once they are filed. Please understand that we will need adequate time to review these materials before accelerating effectiveness.

6. Please provide us with gatefold information such as pictures, graphics or artwork that will be used in the prospectus.

Prospectus Cover Page

7. Please revise your cover page to include the structuring fee in the table, rather than via footnote, or tell us why you believe this is not appropriate. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 1

8. Please revise your prospectus summary to provide a brief overview of the key aspects of your offering and that is not repetitive of disclosure provided elsewhere in your prospectus. Currently, your summary is lengthy and contains duplicative information.

For example, we note the disclosure on pages 2-5 is largely repetitive of your disclosure on pages 115-120. Please see the instruction to paragraph 503(a) of Regulation S-K.

9. Please balance the discussion of your growth drivers, business strategies and competitive strengths with a discussion of your principal competitive challenges and risks. Your cross reference to the Risk Factors section on page 5 is insufficient in this regard.

Our Growth Drivers, page 2

10. In an appropriate place in your prospectus, please elaborate upon why you expect opportunities in the Eagle Ford shale area will be a primary driver of your near-term growth. In this regard, and as examples only, please provide support for your statement on page 4 that this is one of the most active gas-drilling regions in the United States and expand upon your risk factor on page 19 where you discuss your dependence upon drilling and your ability to attract and maintain customers in this area.

11. In an appropriate place in your prospectus, please explain why the last two bullet points on page 3 are not reflected in your forecast of estimated cash available for distribution for the twelve months ending June 30, 2013.

12. Clarify that you will be spending *at least* $33 million for expansion capital expenditures to complete the projects you discuss here and refer readers to your more expansive discussion about anticipated capital expenditures. Considering you indicate on the preceding page that you will be spending $56.8 million in the first half of 2012 to "complete active projects" and that, on page 107, you will be spending $105.2 million in 2012, referring only to the $33 million seems incomplete. Please also ensure that the bulleted projects you refer to here and on page 107 are consistent.

Ownership of Southcross Energy Partners, L.P., page 6

13. Please revise to include the percentage and type of ownership, such as preferred or otherwise, Management, Charlesbank and Other Institutional Investors hold in Holdings. We note your indication elsewhere that Charlesbank "controls" Holdings, however, it is not clear by how much.

The Offering, page 9

Use of proceeds, page 9

14. We note that as part of your use of the net proceeds from this offering, you intend to make a cash distribution to Holdings, in part to reimburse Holdings for capital expenditures it incurred with respect to assets contributed to you. Please tell us your plans for the remaining cash distribution to Holdings from the net offering proceeds. As part of your response, please tell us your consideration of SAB Topic 1B.3.

15. Please explain the purpose of the additional cash distribution to Holdings that you plan to make under the new credit facility.

Cash Distributions, page 10

16. We note your disclosure in the first paragraph on page 180. In your prospectus summary, please briefly describe and, to the extent known, approximate the general partner's and its affiliates' fees and expenses that are paid prior to any cash distributions. Please make similar revisions to the risk factors on pages 16-17, your disclosure under the headings "Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy" on page 51, "Operational Stage" on page 155, and elsewhere in the filing, as applicable. Please see Securities Act Release No. 33-6900.

Summary Historical and Pro Forma Financial and Operating Data, page 13

17. We note your disclosure that cash interest expense, net of interest income reflects four quarters of cash interest expense. Pro forma cash interest expense should represent cash interest expense inclusive of commitment fees related to your anticipated new credit facility. Please revise or advise. Also, please disclose the assumed interest rate and whether it represents a current or committed rate.

18. We note your disclosure that pro forma net income includes a pro forma loss on extinguishment of debt and pro forma interest expense, net. Please revise your footnote disclosure to describe in greater detail the pro forma loss on extinguishment of debt and pro forma interest expense, net. Also, please clarify whether the pro forma interest expense, net presented under pro forma net income differs from the pro forma cash interest expense, net of interest income presented under pro forma adjusted EBITDA.

19. We note that the most recent period of historical financial statements included in this filing is the annual period ended December 31, 2011. Please explain to us why you believe it is most meaningful for your forward looking calculation of pro forma available cash to be for the 12 months ended June 30, 2013. To the extent there is any seasonality in your business or the volumes are projected to increase or decrease materially, please explain to us the reason(s). In addition, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering and whether you plan on updating your forward looking pro forma information.

20. Please tell us whether your total estimated capital expenditures for fiscal year ended June 30, 2013 includes compliance costs regarding controlling emissions through flaring for new or reworked hydraulically-fractured wells as described in your risk factors in the last paragraph on page 26.

Risk Factors, page 16

On a historical as adjusted basis, we would not have had sufficient cash…," page 17

21. Please ensure that this and all of your risk factors describe a risk of which investors should be aware. Currently, this discussion appears to articulate factual matters and does not directly discuss a risk.

We may not successfully balance our purchases and sales of natural gas, which would increase our exposure to commodity price risks, page 20

22. You indicate here that you are exposed to fluctuations in the price of natural gas through volumes sold pursuant to your fixed-spread contracts. This disclosure appears to contradict disclosure you provide elsewhere indicating that your fixed-spread contracts, as well as your fixed-fee contracts, minimize your direct exposure to the price of natural gas. Please revise to clarify.

We depend on a relatively small number of customers for a significant portion of our revenues…, page 21

23. We note your discussion of your dependence upon Formosa here and that your contract with them expires in January 2013. Please revise your disclosure in your Cash Distribution Policy – Assumptions and Considerations and your Management's Discussion and Analysis – Our Operations and General Trends and Outlook to discuss this event and clarify the impact it will have on your results of operations. In this regard, we note that you include Formosa in your Throughput and processing volume table on page 61, even though the contract will have lapsed by June, 2013 and yet you also indicate on page 63 that if you processed all of the natural gas previously destined at Formosa at your Woodsboro plant, your gross margins would increase. As a result, the impact of the loss of Formosa seems unclear.

Debt we incur in the future may limit our flexibility to obtain financing…, page 25

24. Please revise to quantify your current debt so as to put this risk factor in greater context.

Charlesbank is not limited in its ability to compete with us…, page 35

25. Here and elsewhere where you refer to the conflicts Charlesbank faces, please clarify that the publicly traded midstream master limited partnership in which Charlesbank holds an indirect interest is a direct competitor in some of the same regions in which you do business, including the Eagle Ford shale.

Use of Proceeds, page 48

26. Your disclosure elsewhere implies that you will use some of the proceeds from this offering to fund capital expenditures, as you indicate on pages 3 and 117 "[a]t the closing of this offering, [you] expect to have the cash on hand…to fund the expenditures contemplated by our capital expenditures budget…" Please revise or advise.

Our Cash Distribution Policy and Restrictions on Distributions, page 51

Assumptions and Considerations, page 60

Throughput and processing volumes, page 61

27. We note your disclosure that you expect total natural gas throughput to increase by 47.4 percent and that 34.9 percent of this increase "is due to the impact of new Eagle Ford shale area volumes, as well as the impact of twelve months of throughput on the McMullen pipeline extension, compared to only three months in the year ended December 31, 2011." Please separately quantify how much the new Eagle Ford shale area volumes and the McMullen pipeline extension will contribute to this increase.

Provision of Our Partnership Agreement Relating to Cash Distributions, page 65
Capital Expenditures, page 68

28. We note your reference to an estimated maintenance capital expenditure and other maintenance capital expenditures forecast for the period ending December 31, 2012. It appears that such forecast is not included in your prospectus. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 87

29. In an appropriate place in this discussion and in the context of how you attempt to balance your natural gas sales with your natural gas purchases, please elaborate and quantify where such strategy may not be successful, as you acknowledge in your risk factor on page 20.

How We Evaluate Our Operations, page 89

Throughput Volume, page 89

30. We note your disclosure on pages 91 and 98. If you funded or were otherwise affiliated with the Texas Railroad Commission, Smith Bits or Smith International, Inc., please disclose this. Please note that if any of this information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an

exhibit. Alternatively, please confirm that these studies are widely available to the public.

31. Please provide support for the EIA data cited in the last paragraph on page 96 and the fourth paragraph on page 98.

Our Credit Facility, page 107

32. It appears you will be familiar with the terms of your new credit facility prior to the closing of this offering. If true, upon learning the terms of your new credit facility, please update to include the material terms of the agreement, including the financial covenants you must satisfy prior to making cash distributions.

Business, page 115

33. In an appropriate place in your disclosure, please generally discuss the terms of your gathering, processing and transportation contracts, with a view to disclosing their duration and whether the pricing terms differ materially from one another.

34. Please clarify discrepancies between your disclosure and the information on your website and revise your registration statement or website, as appropriate. As examples only, we note the following discrepancies between your registration statement and the "Operations" part of your website:

- Throughout your registration statement, you disclose your South Texas assets has an estimated design capacity of 590 MMcf/d, includes 29 compressors and consists of approximately 1,445 miles of pipeline. In contrast, your website states your South Texas assets has an estimated capacity of 775 MMcf/d, includes 34 compressors and consists of approximately 1,438 miles of pipeline.

- Throughout your registration statement, you disclose your Mississippi assets consist of approximately 626 miles of pipeline while your website states this system includes approximately 642 miles.

35. Please revise to describe the general development of your business, subsidiaries and predecessors during the past five years or such shorter or earlier periods, as appropriate or if material to an understanding of your business. In your revised disclosure and as appropriate, please include the disclosure in Item 101(a)(1) of Regulation S-K. For example, and not as an exhaustive list, we note your EAI and Crosstex acquisitions as well as entity history discussed on page 94 and elsewhere in your filing.

Competitive Strengths, page 119

36. We note your belief that your strategically located asset base and your integrated midstream value chain are a few of your competitive strengths. Please revise to clarify why you believe these are competitive strengths for you as compared to your competitors.

Our Sponsor, page 120

37. Please provide support for your statement that your sponsor and management "more than doubled [Regency Gas Services'] EBITDA during the time they controlled it."

Our Assets, page 121

Mississippi and Alabama, page 125

Mississippi, page 125

38. Please provide us with your basis for your belief that your assets in the Mississippi region "comprise the largest intrastate pipeline system in Mississippi."

Regulation of Operations, page 128

39. You indicate on page 128 that the rates, terms and conditions of the interstate services provided by your subsidiaries are subject to FERC jurisdiction. If material, please disclose when such rates were set and whether such rates are currently expected to be reviewed by FERC and the percentage of your revenues that are impacted by such rate-setting.

Management, page 139

Executive Compensation, page 144

Narrative Disclosure to Summary Compensation Table, page 145

40. Please consider providing this disclosure before the Summary Compensation Table and under the caption "Compensation Disclosure and Analysis" considering this disclosure appears to be responsive to the item requirement titled as much at Item 402(b) of Regulation S-K.

Base Salary, page 146

41. We note that effective March 2012, you indicate Mr. Biegler received a base salary increase of approximately 60 percent. Based on his annual salary in your summary compensation table, it appears his increase was greater than 60 percent. Please clarify or

revise. Please also explain why Mr. Biegler received the largest increase in base salary as compared to Messrs. Hunter and Barcroft.

Annual Performance-Based Compensation for 2011, page 146

42. Please provide the targets referenced in the penultimate sentence of the first paragraph on page 147. Please see Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

43. Please also tell us why you believe it's appropriate to characterize these payments as non-equity incentive compensation, as opposed to bonuses. In this regard, your disclosure indicates that these amounts were determined in the Holdings' Board discretion "following completion of the 2011 year." Refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations located at our web-site for additional guidance.

Long-Term Equity Incentive Units, page 147

44. We note your statement that "[g]enerally, the units held by our NEOs will vest, if at all, upon the occurrence of a transaction that results in Charlesbank receiving cash or liquid securities in an amount that results in Charlesbank achieving certain investment multiples and internal rates of return with respect to its investment in Holdings." Please enhance your disclosure to describe and quantify these multiples and internal rates of return. Please also describe all other vesting conditions for these units. Please see Item 402(b)(1)(v) of Regulation S-K, Instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Severance and Change in Control Benefits, page 149

45. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

Security Ownership of Certain Beneficial Owners and Management, page 153

46. We note your disclosure in Notes 6 and 7 to Southcross Energy LLC's financial statements that Charlesbank and certain members of management hold Class A, Class B and preferred units of Southcross Energy LLC. Please revise your beneficial ownership table to include this information. Please see Item 403(b) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 155

47. We note your statement in the last sentence on page 103 that your sources of liquidity have included investments by management. We also note your statement in Notes 6 and 7 to Southcross Energy LLC's financial statements that "five individuals comprising our management team were allowed to purchase, individually or indirectly through Estrella Energy, LP, Class A common and Class B units" and that "in conjunction with the Company entering into an Amended and Restated Credit Agreement…Charlesbank and most of the Company's existing investors, including members of management, contributed a total of $15.0 million to the Company in exchange for 1,500,000 redeemable preferred units," respectively. For these transactions, please provide the disclosure required by Item 404(a) of Regulation S-K or tell us why you believe it is unnecessary.

Underwriting, page 203

48. In light of the fact that some of the proceeds of your offering will be used to pay down debt due to an affiliate of one of your underwriters, please disclose how you intend to address this conflict of interest and whether a qualified independent underwriter will participate in the offering, consistent with FINRA rules.

Financial Statements - Southcross Energy LLC, page F-6

Notes to Financial Statements, page F-11

2. Summary of Significant Accounting Policies, page F-12
Revenue Recognition, page F-13

49. We note your disclosure in the first paragraph on page 88 that depending on your fee structure, producer customers may pay a single bundled fee for multiple services or those services may be unbundled. Please tell us your revenue recognition policies with respect to bundled fixed-fees for multiple service arrangements. Refer to ASC 605-25-25.

Exhibit Index

50. Please file your certificate of formation and limited liability company agreement, as currently in effect. Please see Item 601(b)(3)(i)-(ii) of Regulation S-K.

51. Please file your existing credit facility including the first amendment to this agreement. Please see Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Ryan J. Maierson
        Latham & Watkins LLP